September 21, 2018

Allan E. Kamensky
Executive Vice President, General Counsel and Secretary
Synovus Financial Corp.
1111 Bay Avenue, Suite 500
Columbus, GA 31901

       Re: Synovus Financial Corp.
           Registration Statement on Form S-4
           Filed September 14, 2018
           File No. 333-227367

Dear Mr. Kamensky:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services
cc:    Lee A. Meyerson, Esq.